AIDMAN, PISER
& COMPANY

Certified Public Accountants
& Business Advisors

401 EAST JACKSON STREET, SUITE 3400
TAMPA, FLORIDA 33602

813-222-8555 • FAX 813-222-8560

July 14, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Invisa, Inc. (the "Company"). We have read the Company's disclosure set forth in Item 5 "Other Information" of the Company's Current Report on Form 10-Q dated July 14, 2008 (the "Current Report") and are in agreement with the disclosure in the Current Report, insofar as it pertains to our firm.

Sincerely,

Aidman, Piser & Company, P.A.
Aidman, Piser & Company, P.A.

/aj